Exhibit 3.5.3

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF DESIGNATIONS OF

SERIES F CONVERTIBLE PREFERRED STOCK OF

TNF PHARMACEUTICALS, INC.

PURSUANT TO SECTION 242 OF THE

DELAWARE GENERAL CORPORATION LAW

This Certificate of Amendment to the Certificate of Designations of Series F Convertible Preferred Stock (the “Amendment”) is dated as of April 8, 2025.

WHEREAS, the board of directors (the “Board”) of TNF Pharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 15,000 authorized shares of preferred stock, classified as Series F Convertible Preferred Stock (the “Preferred Stock”), and the Amended and Restated Certificate of Designations of the Preferred Stock (as amended, the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on April 8, 2024 evidencing such terms;

WHEREAS, pursuant to Section 32(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of the holders of at least a majority of the outstanding shares of Preferred Stock (the “Required Holders”), voting separately as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on April 8, 2025, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 33(ii) of the Certificate of Designations is hereby amended and restated to read as follows:

(ii) “Stated Value” shall mean (i) if the Stated Value Stockholder Approval is not obtained, from July 1, 2023, until the Maturity Date, $1,000 per share, and (ii) following the Stated Value Stockholder Approval, from January 1, 2025, until the Maturity Date, $1,100 per share.

2.	Section 33(nn) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(nn) “Installment Date” means (i) July 1, 2023, and thereafter, the first Trading Day of each calendar month immediately following the previous Installment Date until February 1, 2024, (ii) July 1, 2024, and thereafter, the first Trading Day of each calendar month immediately following the previous Installment Date until December 31, 2024, (iii) April 1, 2025, and thereafter, the first Trading Day of each calendar month immediately following the previous Installment Date until the Maturity Date, and (iv) the Maturity Date.

3.	Section 33(kk) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(kk) “Installment Schedule Amount” means 882.35 Preferred Shares.

4.	Section 33(tt) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(tt) “Maturity Date” shall mean June 30, 2025; provided, however, the Maturity Date may be extended at the option of a Holder (i) in the event that, and for so long as, a Triggering Event shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in a Triggering Event or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of its Preferred Shares pursuant to Section 4 hereof, and the Conversion Amount would be limited pursuant to Section 4(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of such Preferred Shares.

5.	Section 33 of the Certificate of Designations is hereby amended to include a new subsection (ttt) as follows:

(ttt) “Stated Value Stockholder Approval” means the approval of the Company’s stockholders at an annual meeting of stockholders or special meeting of stockholders providing for the increase of the aggregate Stated Value of the Preferred Shares outstanding as of the record date for such meeting to an amount equal to 110% of the aggregate Stated Value of the Preferred Shares outstanding as of the record date of such meeting, in compliance with the rules and regulations of the Principal Market.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this 8th day of April, 2025.

TNF PHARMACEUTICALS, INC.

By:	/s/ Mitchell Glass
Name:	Mitchell Glass
Title:	President and Chief Medical Officer